Randstad North America
2015 South Park Place
Atlanta, Georgia 30339

randstad
work solutions™


05008628

May 25, 2005


SEC MAIL PROCESSING
MAY 26 2005
WASH. D.C.

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Randstad Holding nv Rule 12g3-2(b)
File No.: 82-04956

SUPPL

Ladies and Gentlemen:

Randstad Holding nv has been granted an exemption by the Securities and Exchange Commission from the registration requirements of Section 12(g) of the Exchange Act. In furtherance of that exemption, I enclose English language versions of all press releases filed with the Amsterdam Exchange since December 10, 2004, the date of Randstad Holding, nv's last filing with the SEC.

I trust this information is sufficient to maintain the Rule 12g3-2(b) exemption. If not, or if there are any questions or concerns, please contact me at (770) 937-7114.

Very truly yours,

Steven J. Whitehead

Steven J. Whitehead
General Counsel

Enclosures

cc: James H. Reese (w/o enclosures)
Marianne Scholten (w/o enclosures)

1998 | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 | 2005


SEC MAIL PROCESSING
RECEIVED
MAY 26 2005
WASH. D.C.
209
SECTION

news 2005

25 May, 2005	Jim Reese, CEO Randstad North America, leaves Randstad
4 May, 2005	Randstad Q1 results 2005: net income up by 98% to €27.7 million
17 Feb, 2005	Randstad annual results 2004: net income up by 159% to € 199.6 million

search our press releases
You can use 'AND' and 'OR' between keywords; 'AND' applies by default.
Keywords must be four or more characters.

Keyword(s):


search


Print | Email


SEC MAIL PROCESSING
RECEIVED
MAY 26 2005
WASH, D.C.
SECTION

Randstad Q1 results 2005: net income up by 98% to €27.7 million

Highlights first quarter 2005

- Q1 diluted earnings per ordinary share up by 100% to € 0.24 (Q1 2004: € 0.12)
- Organic revenue growth amounted to 12% in the first quarter
- Top-line growth slightly up compared to previous quarter, when corrected for working days impact
- Group operating margin (before amortization other intangibles) in Q1 2005 2.6% (Q1 2004: 1.9%)
- Good performance in the Netherlands by Randstad and Yacht, performance by Capac and Tempo-Team somewhat below expectations. Total revenue in the Netherlands up by 7%
- Accelerated growth in Germany: revenue up by 18% compared to Q1 2004
- Progress on specialty roll-out very satisfying: 62 new units added.

Outlook second quarter 2005

- Expected diluted EPS to amount to at least € 0.44, an increase of 42% compared to Q2 2004.

For the fourth consecutive quarter, the execution of our strategy has resulted in double digit organic growth. To perform this well in the first quarter, always the toughest quarter in the year, is encouraging," says Ben Noteboom, CEO Randstad Holding. "We are making very good progress in rolling out specialties, the newly acquired companies are well into the integration process, and across the board performance keeps improving. We are able to offer more services to more clients every day. To single out two examples: I am particularly pleased about our performance in Germany, where growth keeps accelerating, and the good growth in HR Solutions. Our people are firmly determined to keep gaining market share, in existing markets, in new markets and with new services. "

In € million	Q1 2005	Q1 2004*	change
Revenue	**1,409.4**	1,254.1	12%
*Organic growth***	**12%**	5%	
Operating expenses	**255.0**	234.2	9%
Operating profit	**35.4**	23.4	51%
Net income	**27.7**	14.0	98%
In €			
Diluted earnings per ordinary share	**0.24**	0.12	100%

Summary of Group financial performance

Revenue totaled € 1,409.4 million in Q1, up by 12.4% from the same quarter 2004 (€ 1,254.1 million). The organic growth rate amounted to 12%. Top-line growth was slightly up compared to the growth in the previous quarter, when corrected for the impact of working days. The first quarter had one working day less compared to the previous year.

Organic year-over-year revenue growth remained exceptionally strong in Belgium (+18%) and accelerated through the quarter in Germany (+18% on average). In North America an organic double-digit revenue growth of 12% was recorded. In the Netherlands Randstad grew by 7%. The operating performance of the different companies in the Netherlands showed a mixed picture. Randstad the Netherlands and Yacht delivered the strongest performance, while Capac (Randstad Inhouse Services) and Tempo-Team underperformed compared to the market. Capac faced continued pressure on both price and volume in the food industry. Tempo-Team's revenue growth was lower than market growth because of its specific business-mix.

Group gross margin amounted to 20.6% (Q1 2004: 20.5%). As disclosed, the Q1 2004 gross margin contained one-offs relating to social security charges in the Netherlands amounting to approximately € 4 million. This positively affected the Group's gross margin in Q1 2004 by 0.3%-point and the gross margin in the Netherlands by 0.8%-point. The underlying gross margin in the Netherlands remained stable and was 24.2%

in Q1 2005 (Q1 2004 normalized gross margin: 24.1%). On the one hand, price pressure in some industries and large accounts depressed the gross margin in the Netherlands. On the other hand, a more favorable mix with higher growth in the office segment and a sound development of fee business was positive for the development of the gross margin. Other notable developments in the gross margin occurred in Germany and North America. Germany realized an improvement of the gross margin from 21.4% in Q1 2004 to 23.3% this quarter. In North America the gross margin increased to 18.3% in Q1 2005 versus 17.8% in Q1 2004.

Total operating expenses increased by 9% to € 255.0 million (Q1 2004: 234.2 million). The largest portion of the increase in operating expenses can be attributed to personnel expenses. New employees were hired for the roll-out of specialties, for the new branches and as a result of acquisitions. Approximately 900 extra FTEs were added compared to a year ago. This is in line with our growth strategy.

Group operating profit amounted to € 35.4 million, an increase of 51% compared to the previous year (Q1 2004: 23.4 million). This resulted in an operating margin of 2.5% (Q1 2004: 1.9%). The financial income and expenses include the dividend on the preferred shares B (as under IFRS the preferred shares are reclassified to debt per January 1, 2005). Because of the improved cash position the net financial expenses were lower than previous year (€ 2.0 million versus € 3.0 million in Q1 2004). The effective tax rate was 17% (Q1 2004: 31%), slightly below the guided tax rate of 18-21%. Overall, a net income of € 27.7 million resulted, an increase of 98% compared to Q1 2004 (€ 14.0 million).

Net cash from operating activities amounted to € 54.5 million in the first quarter of 2005. In Q1 2004 a tax refund of € 68.3 million was received, whereas in Q1 2005 € 1.3 million taxes on income were paid. The level of capital expenditure was slightly higher than last year mainly because of branch refurbishments (€ 10.4 million versus € 8.7 million). The number of days sales outstanding (DSO) amounted to 55 days in Q1 2005, compared to 54 days in Q1 2004. A net cash position* of € 192.3 million resulted at the end of the quarter (Q1 2004: net cash position of € 80.0 million).

First quarter results by segment

Mass-customized Europe: operating margin improved to 3.6% from 2.8%

The organic revenue growth amounted to 11%. The acquisitions in Belgium, Poland and Sweden added to the growth, while the transfer of previously labeled mass-customized revenue to the in-house services segment reduced the growth. The acquired companies showed a performance in line with the acquisition plans. Compared to Q1 2004 we operate from more than 70 extra branches. Next to the acquired branches additional branches were opened in Spain, Italy and Germany. Focus on improved productivity created significant operating leverage. The organic operating profit went up by 51% compared to Q1 2004.

Mass-customized and in-house services North America: gross margin improved to 18.3%

Revenue growth in North America slowed compared to the year-over-year revenue growth in Q4. Even though the focus of Randstad is on profitability rather than market share we still outperformed the market. In Q1 around € 24 million in revenue has been transferred from mass-customized to the in-house services segment, the major part of clients is now transferred. The increase in State Unemployment Insurance (SUI) rates was partly countered by price adjustments and the gross margin has improved this quarter to 18.3% from 17.8% in Q1 2004. An operating profit of € 1.9 million resulted, compared to a loss of € 1.0 million in Q1 2004.

In-house services Europe: solid growth, already amounting to 10% of Group revenue

From this quarter onwards in-house services Europe also includes the in-house operations of Germany. Adjusted for this transfer an organic revenue growth of 17% was realized in Q1 2005. Total revenue amounted to € 144.5 million. 40 Additional in-house locations were opened on a net basis, compared to Q1 2004. In-house services Belgium delivered the highest revenue growth combined with an improved gross margin and profitability. In-house services Germany has on average a higher gross margin than the other countries, the pressure on the gross margin in the Netherlands with clients in the food industry counterbalanced this positive effect. The in-house services gross margin therefore remained stable at 14.1% (Q1 2004: 14.2%) and the operating margin declined to 2.1% (2.4% in Q1 2004).

Yacht interim professionals: market share gained in a recovering market

Yacht revenue grew by 21% in Q1 2005 compared to previous year and amounted to € 62.7 million (€ 52.0 million in Q1 2004). A large contract that was gained at the beginning of the year is in its transition phase; with this client Yacht used a relatively large amount of third party interim professionals in the first quarter. This depressed the gross margin of Yacht in the Netherlands. The gross margin declined to 26.6% from 28.7%

in Q1 2004 and the operating profit declined to € 1.4 million from € 1.7 million in Q1 2004.

Outlook second quarter 2005

Assuming current market trends will continue and calculating with a tax rate of 17%, we anticipate diluted earnings per ordinary share to amount to at least € 0.44 in the second quarter of 2005 (Q2 2004: € 0.31).

Financial calendar 2005-2006

General Meeting of Shareholders May 10, 2005
Publication second quarter results July 27, 2005
Publication third quarter results October 26, 2005
Publication fourth quarter results February 16, 2006

Conference call

Today, at 11.00 CET, Randstad Holding will host a conference call for analysts. The dial in number is + 31 (0) 20 713 27 89. You can listen to the conference through real time audio webcast. A replay of the presentation and the Q & A will also be available on our website as of today 18.00 CET. The link is: http://www.randstad.com/holding/investor-relations/presentations.xml

Certain statements in this document concern prognoses about the future financial condition and the results of operations of Randstad Holding as well as certain plans and objectives. Obviously, such prognoses involve risks and a degree of uncertainty since they concern future events and depend on circumstances that will apply then. Many factors may contribute to the actual results and developments differing from the prognoses made in this document. These factors include general economic conditions, a shortage on the job market, changes in the demand for (flexible) personnel, changes in employment legislation, future currency and interest fluctuations, future takeovers, acquisitions and disposals and the rate of technological developments. These prognoses therefore apply only on the date on which the document was compiled.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe and North America. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany, Poland and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht , Capac Inhouse Services, Tempo-Team, Otter-Westelaken and Profcore. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RSTD NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com.

Consolidated income statement
(unaudited)

In millions €	Three months ended March 31 2005	2004	Change 2005/2004
Revenue	**1,409.4**	1,254.1	12%
Cost of services	**1,119.0**	996.5	12%
Gross profit	**290.4**	257.6	13%
Selling expenses	**177.4**	163.5	
General and administrative expenses	**77.6**	70.7	
Total operating expenses	**255.0**	234.2	9%
Operating profit	**35.4**	23.4	51%
Dividend preferred shares	**-2.2**	-2.2 *	
Financial income and expenses	**0.2**	-0.8	
Net finance cost	**-2.0**	-3.0	
Income before taxes	**33.4**	20.4	
Taxes on income	**-5.7**	-6.4	
Net income	**27.7**	14.0	98%
Net income for ordinary shareholders of Randstad Holding nv	**27.7**	14.0	
Earnings per ordinary share (in € per ordinary share)			
- basic	**0.24**	0.12	
- diluted	**0.24**	0.12	

Information by segment
(unaudited)

In millions €	Three months ended March 31 2005	2004	Change 2005/2004	Organic growth*
Revenue				
Mass-customized Europe	**947.2**	864.4	10%	11%
Mass-customized North America	**218.1**	234.3	-7%	9%
In-house services Europe	**144.5**	97.3	49%	17%
In-house services North America	**41.1**	7.7	434%	35%
Yacht	**62.7**	52.0	21%	21%
Eliminations	**-4.2**	-1.6		
Total revenue	**1,409.4**	1,254.1	12%	12%
Gross profit				
Mass-customized Europe	**206.1**	185.9	11%	12%
Mass-customized North America	**42.8**	42.1	2%	13%
In-house services Europe	**20.4**	13.8	48%	9%
In-house services North America	**4.7**	1.0	370%	33%
Yacht	**16.7**	14.9	12%	12%
Eliminations	**-0.3**	-0.1		
Total gross profit	**290.4**	257.6	13%	13%
Operating profit				
Mass-customized Europe	**34.2**	23.8	44%	51%
Mass-customized North America	**1.0**	-1.0	200%	183%
In-house services Europe	**3.0**	2.3	30%	-6%
In-house services North America	**0.9**	0.0	-	-
Yacht	**1.4**	1.7	-18%	-18%
Corporate	**-5.1**	-3.4		
Total operating profit	**35.4**	23.4	51%	53%

Information by geography
(unaudited)

In millions €	Three months ended March 31 2005	2004	Change 2005/2004	Organic growth*
Revenue				
Netherlands	**520.7**	485.1	7%	7%
Germany	**154.5**	130.5	18%	18%
Belgium/Luxembourg	**173.6**	143.8	21%	18%
France	**95.8**	86.6	11%	11%
Spain	**91.1**	80.7	13%	13%
United Kingdom	**41.8**	36.8	14%	16%
Italy	**40.9**	32.8	25%	25%
Other European counties	**31.8**	15.8	101%	32%
North America	**259.2**	242.0	7%	12%
Total revenue	**1,409.4**	1,254.1	12%	12%
Gross profit (% on revenue)				
Netherlands	**24.2%**	24.9%		
Germany	**23.3%**	21.4%		
Belgium/Luxembourg	**18.7%**	17.3%		
France	**13.9%**	13.3%		
Spain	**15.9%**	15.9%		
United Kingdom	**18.2%**	19.8%		
Italy	**17.9%**	18.6%		
Other European countries	**17.6%**	20.3%		
North America	**18.3%**	17.8%		
Total	**20.6%**	20.5%		

Consolidated balance sheet
(unaudited)

In millions €	**March 31, 2005**	March 31, 2004	December 31, 2004
Assets			
Property, plant and equipment	**79.7**	78.5	79.3
Intangible assets	**81.6**	42.9	81.1
Deferred income tax assets	**350.4**	365.4	336.2
Financial receivables	**4.7**	14.8	8.7
Non-current assets	**516.4**	501.6	505.3
Trade and other receivables	**1,055.0**	925.3	1,062.7
Current income tax receivables	**3.1**	38.1	11.0
Cash and cash equivalents	**411.4**	256.9	369.8
Current assets	**1,469.5**	1,220.3	1,443.5
Total assets	**1,985.9**	1,721.9	1,948.8
Equity and liabilities			
Issued capital	**11.6**	14.1	14.1
Share premium	**384.7**	548.0	548.0
Reserves	**-21.0**	-192.7	-55.0
Shareholders' equity	**375.3**	369.4	507.1
Preferred shares	**165.8**	-	-
Borrowings	**130.4**	123.6	130.4
Deferred income tax liabilities	**370.1**	395.1	366.2
Provisions	**40.6**	29.8	39.0
Non-current liabilities	**706.9**	548.5	535.6
Trade and other payables	**765.8**	689.1	768.3
Current income tax liabilities	**2.9**	0.0	1.8
Borrowings	**88.7**	53.3	90.4
Provisions	**46.3**	61.6	45.6
Current liabilities	**903.7**	804.0	906.1
Total equity and liabilities	**1,985.9**	1,721.9	1,948.8

Consolidated cash flow statement
(unaudited)

In millions €	Three months ended March 31 2005	2004
Net income	**27.7**	14.0 *
Taxes on income	**5.7**	6.4
Net finance costs	**2.0**	3.0 *
Operating profit	**35.4**	23.4
Depreciation property, plant and equipment	**6.6**	8.1
Amortization software	**2.9**	2.4
Amortization other intangible assets	**0.7**	0.1
Option schemes expenses	**0.5**	0.2
Provisions	**0.5**	-3.6
Income taxes received / (paid)	**-1.3**	68.3
Cash flow from operations before operating working capital	**45.3**	98.9
Trade and other receivables	**17.0**	-31.9
Trade and other payables	**-7.8**	40.7
Operating working capital	**9.2**	8.8
Net cash flow from operating activities	**54.5**	107.7
Purchases of property, plant and equipment	**-6.5**	-3.9
Purchases of software	**-3.9**	-4.8
Acquisition of subsidiaries, adjusted for net cash acquired	**-**	-0.6
Disposal of property, plant and equipment	**-**	3.8
Financial receivables	**-**	-2.1
Net cash flow from investing activities	**-10.4**	-7.6
Free cash flow	**44.1**	100.1
Re-issue of repurchased ordinary shares	**0.8**	-
Repayments on non-current borrowings	**-**	-0.6
Financing	**0.8**	-0.6
Financial income and expenses received / (paid)	**0.6**	-0.4
Reimbursement to financiers	**0.6**	-0.4
Net cash flow from financing activities	**1.4**	-1.0
Net increase in cash and cash equivalents and current borrowings	**45.5**	99.1
Cash and cash equivalents and current borrowings at begin of period	**279.4**	105.3
Translation gains / (losses)	**-2.2**	-0.8
Net increase in cash and cash equivalents and current borrowings	**45.5**	99.1
Cash and cash equivalents and current borrowings at end of period	**322.7**	203.6

Consolidated statement of changes in shareholders' equity
(unaudited)

In millions €

	2005	2004
Value at December 31	**507.1**	348.7
Adjustments IAS 32 and 39:		
Preferred shares	**-165.8**	-
Other	**-2.5**	-
Value at January 1	**338.8**	348.7
Movements in the period:		
Net income for the period	**27.7**	14.0 *
Dividend preferred shares	-	2.2
	27.7	16.2
Translation differences	**7.5**	4.3
Total recognized income	**35.2**	20.5
Option schemes expenses	**0.5**	0.2
Re-issue of repurchased ordinary shares	**0.8**	-
Value at March 31	**375.3**	369.4

Key ratio's
(unaudited)

In millions €

Balance sheet	**March 31, 2005**	March 31, 2004
Operating working capital *	**300.0**	244.8
Borrowings (excluding preferred shares)	**219.1**	176.9
Net cash (excluding preferred shares)	**192.3**	80.0

Income statement	**Three months ended March 31**	
	2005	2004
Gross margin	**20.6%**	20.5%
Operating margin	**2.5%**	1.9%
Operating margin before amortization other intangible assets	**2.6%**	1.9%
EBITDA margin	**3.2%**	2.7%
Net margin	**2.0%**	1.1%
EPS calculation		
Earnings per ordinary share	**0.24**	0.12
Average number of ordinary shares outstanding (mln)	**115.4**	115.3
Diluted earnings per ordinary share	**0.24**	0.12
Average diluted number of ordinary shares outstanding (mln)	**115.9**	115.8
Split up operating expenses		
Personnel expenses	**175.1**	158.3
Depreciation property, plant and equipment	**6.6**	8.1
Amortization software	**2.9**	2.4
Amortization other intangible assets	**0.7**	0.1
Other operating expenses	**69.7**	65.3
Total operating expenses	**255.0**	234.2

Accounting principles

The consolidated financial statements 2005 of Randstad Holding nv will be prepared based on International Financial Reporting Standards (IFRS). Based on the standards and interpretations issued, and endorsed by the European Commission, so far, an (preliminary) overview of the impact of IFRS on the Randstad financial statements has been included in the annual report 2004 of Randstad Holding and has been published on the corporate website (http://www.randstad.com/holding/investor-relations/*). In the interim financial information of the first quarter 2005 the changes in accounting principles due to IFRS have been included; the comparative figures 2004 have been adjusted accordingly. A summary of the changes and impact of IFRS is as follows.

Randstad Holding has applied IFRS 1 in preparing the financial information; Randstad has applied the mandatory exceptions and has elected the following exemptions offered by IFRS at transition date, January 1, 2004:

- Business combinations: IFRS 3 was not applied to acquisitions prior to transition date. The book value of goodwill is not restated in the IFRS opening balance sheet at January 1, 2004.
- Share-based payments: IFRS 2 is applied on stock options granted after November 7, 2002, and which have not yet vested per January 1, 2005.
- Employee Benefits: all cumulative actuarial gains and losses at transition date are recognized.
- Financial Instruments applicable to financial assets and liabilities, derivatives and hedge relationships: IAS 32 and IAS 39 is applied as from January 1, 2005; Dutch GAAP is applied to the comparative information 2004. The adjustments required for the difference between IFRS and Dutch GAAP are determined and recognized as per January 1, 2005.
- Randstad elected all cumulative translation differences to be zero per transition date January 1, 2004.
- The other exemptions in IFRS 1 are considered not applicable to Randstad Holding nv.

Changes in accounting principles compared to those applied up to 2004:

- Goodwill will not be amortized as from January 1, 2004, and will annually be tested on impairment. Amortization of goodwill during 2004, of acquisitions prior to January 1, 2004, has been reversed. For acquisitions as from January 1, 2004, assets and liabilities, including identifiable intangible assets and liabilities, will be accounted for at fair value; the remainder of the purchase price is accounted for as goodwill. Identified intangibles are amortized systematically.
- The fair value of stock options granted after November 7, 2002, and which have not yet vested per January 1, 2005, are recognized as expenses during the vesting period. The fair value of the stock options is based on a binomial valuation model.
- All cumulative actuarial gains and losses of the defined benefit obligations have been recognized per transition date. The corridor approach is applied to later gains and losses. The net periodic pension costs are recognized as expenses in the income statement.
- Provisions and other: a provision for dilapidation costs (site restoration) has been recognized as from transition date; other issues are not of any material importance.
- As from January 1, 2005 cumulative preferred shares type B (amounting to € 165.8 million) are accounted for as debt instead of as equity; dividend on these shares (currently amounting to € 8.6 million annually) is included in net income as financial expenses.
- Other Financial Instruments: Long-term receivables are valued at amortized cost as from January 1, 2005.
- The presentation in the financial statements has been adjusted to IFRS.

Impact of IFRS compared to former accounting principles on Equity 2004 and Net income 2004 is as follows (in millions of €):

	Equity			Net income	
	January 1, 2004	March 31, 2004	December 31, 2004	First quarter 2004	Full year 2004
Based on Dutch GAAP	353.8	373.5	507.5	15.4	199.6
Net effects, after taxes:					
- Employee benefits	-1.3	-1.1	-0.6	+0.2	0.7
- Business combinations	-1.4	-0.5	+3.0	+0.9	4.4
- Share-based payments	-	-	-0.1	-0.2	-1.7
- Dividend on preferred shares	-	-	-	-2.2	- 8.6
- Other	-2.4	-2.5	-2.7	-0.1	-0.3
- Total net effect	-5.1	-4.1	-0.4	-1.4	-5.5
Based on IFRS	348.7	369.4	507.1	14.0	194.1

The impact of IFRS on Equity per January 1, 2005, due to the application of IAS 32 and IAS 39 as from January 1, 2005, is as follows (in millions):

Equity per December 31, 2004	€ 507.1
Less:	
- Preferred shares	-165.8
- Long-term receivables	- 2.5
Equity per January 1, 2005	€ 338.8

The impact of IAS 32 and 39 on Net Income for the 1st quarter 2005 is mainly the classification of dividend on the preferred shares as financial expenses (€ 2.2 million); for comparison purposes the presentation in the 2004 figures have been adjusted. The impact of other financial instruments on Net Income 2005 amounts to € 0.2 million positive.

Randstad Holding nv

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe and North America. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht , Capac Inhouse Services, Tempo-Team, Profcore and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RSTD NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com.

Print | Email

Randstad annual results 2004: net income up by 159% to € 199.6 million


SEC MAIL
RECEIVED
PROCESSING
MAY 2 6 2005
WASH. D.C.
209
SECTION

Highlights

- Q4 diluted earnings per share before amortization goodwill up by 156% to € 0.82 (Q4 2003: € 0.32). This includes an extraordinary gain on corporate income tax of € 0.38. Year-to-date diluted earnings per share amounted to € 1.69 (2003: € 0.62).
- Dividend of € 0.66 per ordinary share will be proposed to the shareholders, an increase of 164% (2003: € 0.25).
- Organic* revenue up by 15% to € 1,546.7 million in the fourth quarter.
- Q4 EBITA margin improved to 4.8% from 4.1% in Q4 2003, full year EBITA margin 4.0% (2003: 2.3%): on track to reach strategic objective of 5-6% EBITA margin by 2007.
- Specialty roll-out in high gear, 142 units in total added in 2004 (specialty revenue 25% of total revenue).

Outlook

- Outlook Q1 2005: diluted earnings per share of at least € 0.21 (Q1 2004 under IFRS € 0.12).
- Full set of 2004 IFRS comparative figures available February 25, 2005.

"Randstad showed strong performance in 2004, with the highest revenue growth in six years. Our profitability and market share are up and I'm very proud to be able to say that we outperformed the market in just about every sector in which we are active" says Ben Noteboom, CEO Randstad Holding. "We met our targets through the dedication and focus of our people, and we are well on track to meet our longer-term strategic goals. We will gain more market share in key geographies, and we will offer our clients a broader range of HR services. We have also been able to launch our international partnership with VSO, using our core competencies to support their work in the developing countries and Asia. We know that we have the organization and the people to continue our expansion, thanks to their commitment I am quite optimistic about our growth program in 2005."

In millions of €	Q4 2004	Q4 2003	Ytd 2004	Ytd 2003
Revenue	**1,546.7**	1,355.4	**5,764.2**	5,257.4
Organic growth'	**15%**		**11%**	
Operating expenses	**261.1**	230.5	**993.8**	970.7
Operating profit	**72.8**	55.1	**223.3**	118.2
Net income	**95.0**	38.3	**199.6**	77.1
In €				
Diluted earnings per ordinary share before amortization goodwill and before income tax gain	**0.44**	0.32	**1.31**	0.62
Diluted earnings per ordinary share before amortization goodwill	**0.82**	0.32	**1.69**	0.62

Summary of Group financial performance Q4 and full year 2004

Revenue totaled € 1,546.7 million in Q4, up by 14% from the same quarter 2003 (Q4 2003: € 1,355.4 million). Organic revenue growth amounted to 15%, the acquisitions in France, Sweden and Poland added 1%-point, but the relatively weak rate of the US dollar had a negative impact on Group revenue growth of 2%-point. Full year organic growth was 11%. Specifically notable in Q4 2004 was the strong acceleration of revenue growth at Yacht interim professionals and recruitment: from 13% growth year-over-year in Q3 to 20% in this quarter. Early 2004 Yacht re-adjusted its market approach and this generated outperformance of the market for professionals' staffing. In-house services continued to consistently outperform each local market with an overall growth of 31% in Q4. This unique concept fits perfectly with our clients' needs for flexibility and cost efficient solutions.

In Q4 group gross profit was up by 17% compared to the same quarter of 2003, the corresponding gross margin was 21.6% (Q4 2003: 21.1%). Full year gross profit increased organically by 13% from € 1,088.9

million to € 1,217.1 million. Gradual changes in our business mix combined with some price pressure resulted in a decline in the gross margin in most of our markets in 2004 compared to 2003. However, this was compensated by the gross margin increase in Belgium (from 17.1% in 2003 to 17.9% in 2004), and even more so by the increase in Germany; in the improved climate for staffing in Germany the gross margin increased from 20.6% in 2003 to 26.7% in 2004.

Operating expenses amounted to 16.9% of Group revenue in Q4 2004 (Q4 2003: 17.0%). Personnel expenses in Q4 increased through the extra corporate staff related to the acquisitions in Sweden and Poland and through the roll-out of specialty units (around 350 fte). Furthermore, in the fourth quarter, restructuring costs amounting to around € 3 million were included in the operating expenses in the Netherlands and Germany. Accruals for variable pay for corporate staff also increased. Marketing expenditure was increased, while accommodation costs continued to decrease. Full year operating expenses increased by 2% and amounted to € 993.8 million (2003: € 970.7 million).

The operating profit in the fourth quarter was € 72.8 million, 32% more than in Q4 2003. The growth in revenue caused a strong leverage effect in all segments, with the highest leverage this quarter with Yacht interim professionals.

The combined effect of the final settlement of an activity that was terminated in 2001 and the downward adjustment of the corporate income tax rate in the Netherlands (in three steps to 30% in 2007) resulted in a one-off gain of € 44 million in Q4 in 2004. Net income therefore increased by 148% to € 95.0 million in Q4 compared to € 38.3 million in Q4 2003. Full year net income amounted to € 199.6 million (2003: € 77.1 million).

Total cash flow from operations for the full year was € 267.3 million (2003: € 223.6 million). Investments in tangible fixed assets moved up slightly; this reflects investments in IT in Germany and the Netherlands and branch refurbishments. Total capital expenditure was around the level of depreciation (€ 43.4 million investments versus depreciation of € 41.0 million).

Cash flow from investments was impacted by the acquisition of five companies in 2004 (€ 34.0 million in 2004 compared to € 10.3 million in 2003). DSO was 51.5 days, 1.5 days above last year, mainly because of pressure from larger clients on the payment conditions. Overall, a net cash position of € 149.0 million resulted at year-end 2004, in line with our forecast (2003 net debt: € 18.3 million).

Operating performance by segment

Mass-customized Europe: operating margin in Q4 up to 6.1% through focus on operational excellence In Q4 revenue grew organically by 13% compared to the same quarter of 2003, where the organic growth was 10% in Q3. Productivity was up in all operating companies. Since part of the extra demand is still filled through the usage of existing surplus capacity, the leverage effect was strong: operating profit increased organically by 34%. In Poland and Sweden re-branding of the acquired companies into Randstad has started. Acquisitions added 1%-point to the revenue growth in the fourth quarter.

Mass-customized and in-house services North America: revenue in constant currency up by 20%

Revenue of Randstad North America amounted to € 280.3 million (Q4 2003: € 253.6 million), a growth in constant currency of 20%. Like previous quarters, growth was strongest in the light industrial segment and with large accounts. The gross margin stabilized at 18.3% compared to the third quarter, but still declined compared to 2003 (Q4 2003: 18.8%). Increasingly large accounts are serviced through the in-house services model and not through the regular branch network. Capacity in the branch network therefore becomes available to service other clients further enhancing profitability.

In-house services Europe: acceleration in growth, strong performance in all countries

Revenue totaled € 136.3 million in Q4 of 2004, an organic increase of 20%. This concept fits perfectly with our clients' needs for efficient solutions in personnel planning. The added value is clearly recognized as our revenue growth shows. The overall gross margin declined to 13.0% in Q4 2004 compared to 14.3% in Q4 2003, because of the relatively fierce price competition in this segment. However, focus on operational excellence resulted in an operating margin of 4.2% (4.6% in Q4 2003).

This is a very solid level of profitability given that we still experience rapid growth; in the start-up phase of new on-sites, we always operate initially below optimal efficiency.

Yacht: revenue up by 20% and operating profit up to € 5.0 million

The recovery that became visible in Q3 continued at an accelerated pace in the fourth quarter of 2004. Revenue grew by 20%, and an operating margin of 7.9% was achieved. The operating profit increased by 92% compared to Q4 2003 and amounted to € 5.0 million (Q4 2003: € 2.6 million). The reporting year was a transition year for Yacht in the Netherlands. Through a reorganization of the commercial activities the approach to both interim professionals and clients has become much more focused. The market also started to improve, led by the IT segment and increasingly by the demand for governance and IFRS specialists.

International Financial Reporting Standards (IFRS)

From 2005 Randstad will apply IFRS to the consolidated financial statements. A detailed description of the expected differences between current accounting principles applied by Randstad and IFRS will be published on February 25, 2005. The European Commission had just recently endorsed the final standards issued so far; some interpretations are still under discussion. Therefore the IFRS-effects are preliminary. In summary the expected impact on the 2004 comparative figures will be limited: net income for ordinary shareholders will be adjusted from currently € 191.0 million compared to € 194.1 million under IFRS. Shareholders' equity as per December 2004 is expected to decrease slightly from € 507.5 million to € 507.1 million based on IFRS. As of 2005 shareholders' equity will be affected by the classification of the preferred shares as debt (€ 166 million). The dividend on these shares (€ 8.6 million) will be classified as interest expense. This will not affect net income for ordinary shareholders.

Outlook

Assuming current market trends will continue, we anticipate diluted earnings per ordinary share to amount to at least € 0.21 in the first quarter of 2005 (Q1 2004 under IFRS: € 0.12).

Financial agenda 2005-2006 Publication annual report 2004 March 25, 2005
Publication first quarter results May 4, 2005
General Meeting of Shareholders May 10, 2005
Publication second quarter results July 27, 2005
Publication third quarter results October 26, 2005
Publication fourth quarter results February 16, 2006

Conference call

Today, at 13.00 CET, Randstad Holding will host a conference call for analysts. The dial in number is + 31 (0) 20 713 34 02. You can listen to the conference through real time audio webcast. A replay of the presentation and the Q & A will also be available on our website as of Friday, February 18. The link is: http://www.randstad.com/holding/investor-relations/presentations.xml

Certain statements in this document concern prognoses about the future financial condition and the results of operations of Randstad Holding as well as certain plans and objectives. Obviously, such prognoses involve risks and a degree of uncertainty since they concern future events and depend on circumstances that will apply then. Many factors may contribute to the actual results and developments differing from the prognoses made in this document. These factors include general economic conditions, a shortage on the job market, changes in the demand for (flexible) personnel, changes in employment legislation, future currency and interest fluctuations, future takeovers, acquisitions and disposals and the rate of technological developments. These prognoses therefore apply only on the date on which the document was compiled.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe and North America. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany, Poland and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht , Capac Inhouse Services, Tempo-Team, Otter-Westelaken and Profcore. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RSTD NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com.

Consolidated income statement
(unaudited)

In millions €	Three months ended December 31 2004	2003	Change 2004/2003	Twelve months ended December 31 2004	2003	Change 2004/2003
Revenue	**1,546.7**	1,355.4	14%	**5,764.2**	5,257.4	10%
Cost of services	**1,212.8**	1,069.8	13%	**4,547.1**	4,168.5	9%
Gross profit	**333.9**	285.6	17%	**1,217.1**	1,088.9	12%
Personnel expenses	**176.3**	154.7		**666.7**	648.2	
Depreciation tangible fixed assets	**9.9**	14.5		**41.0**	53.4	
Amortization goodwill	**2.2**	0.9		**5.1**	2.6	
Other operating expenses	**72.7**	60.4		**281.0**	266.5	
Total operating expenses	**261.1**	230.5	13%	**993.8**	970.7	2%
Operating profit	**72.8**	55.1	32%	**223.3**	118.2	89%
Financial income and expenses	**-0.7**	-1.5		**-3.2**	-8.5	
Income from ordinary operations before taxes	**72.1**	53.6		**220.1**	109.7	
Taxes on income	**22.9**	-15.3		**-20.5**	-32.6	
Net income	**95.0**	38.3	148%	**199.6**	77.1	159%

	Three months 2004	2003	Twelve months 2004	2003
Gross margin	**21.6%**	21.1%	**21.1%**	20.7%
EBITDA margin	**5.5%**	5.2%	**4.7%**	3.3%
Operating margin	**4.7%**	4.1%	**3.9%**	2.2%
Net margin before amortization goodwill	**6.3%**	2.9%	**3.5%**	1.5%
EPS calculation				
Net income	**95.0**	38.3	**199.6**	77.1
Amortization goodwill (after taxes)	**2.2**	0.9	**5.0**	2.5
Net income before amortization goodwill	**97.2**	39.2	**204.6**	79.6
Preferred dividend	**2.1**	2.1	**8.6**	8.6
Net income for ordinary shareholders before amortization goodwill	**95.1**	37.1	**196.0**	71.0
Net income for ordinary shareholders	**92.9**	36.2	**191.0**	68.5
Earnings per ordinary share (€)	**0.81**	0.31	**1.66**	0.59
Earnings per ordinary share before amortization goodwill (€)	**0.82**	0.32	**1.70**	0.62
Average number of ordinary shares outstanding (mln)	**115.3**	115.3	**115.3**	115.3
Diluted earnings per ordinary share (€)	**0.80**	0.31	**1.65**	0.59
Diluted earnings per ordinary share before amortization goodwill (€)	**0.82**	0.32	**1.69**	0.62
Average diluted number of ordinary shares outstanding (mln)	**115.9**	115.4	**115.8**	115.4

Information by segment
(unaudited)

In millions €	Three months ended December 31			
	2004	2003	Change 2004/2003	Organic change
Revenue				
Mass-customized Europe	**1,072.4**	938.6	14%	13%
Mass-customized North America	**268.1**	253.6	6%	15%
In-house services Europe	**136.3**	113.1	21%	20%
In-house services North America	**12.2**	-	-	-
Yacht	**63.1**	52.5	20%	20%
Corporate / eliminations	**-5.4**	-2.4		
Total revenue	**1,546.7**	1,355.4	14%	15%
Gross profit				
Mass-customized Europe	**245.5**	204.7	20%	19%
Mass-customized North America	**50.0**	47.8	5%	13%
In-house services Europe	**17.7**	16.2	9%	9%
In-house services North America	**1.4**	-	-	-
Yacht	**19.3**	17.6	10%	10%
Corporate / eliminations	**0.0**	-0.7		
Total gross profit	**333.9**	285.6	17%	18%
Operating profit				
Mass-customized Europe	**65.4**	48.3	35%	34%
Mass-customized North America	**5.5**	3.8	45%	54%
In-house services Europe	**5.7**	5.2	10%	9%
In-house services North America	**0.1**	-	-	-
Yacht	**5.0**	2.6	92%	92%
Corporate / eliminations	**-8.9**	-4.8		
Total operating profit	**72.8**	55.1	32%	32%

In millions €	Twelve months ended December 31			
	2004	2003	Change 2004/2003	Organic change
Revenue				
Mass-customized Europe	**3,976.1**	3,599.4	10%	9%
Mass-customized North America	**1,050.5**	1,036.9	1%	11%
In-house services Europe	**484.3**	417.1	16%	16%
In-house services North America	**42.6**	-	-	-
Yacht	**226.1**	211.8	7%	7%
Corporate / eliminations	**-15.4**	-7.8		
Total revenue	**5,764.2**	5,257.4	10%	11%
Gross profit				
Mass-customized Europe	**889.1**	778.6	14%	13%
Mass-customized North America	**193.0**	192.8	0%	10%
In-house services Europe	**64.0**	58.3	10%	10%
In-house services North America	**5.1**	-	-	-
Yacht	**66.0**	60.3	9%	9%
Corporate / eliminations	**-0.1**	-1.1		
Total gross profit	**1,217.1**	1,088.9	12%	13%
Operating profit				
Mass-customized Europe	**212.4**	130.6	63%	61%
Mass-customized North America	**11.3**	-3.3	442%	480%
In-house services Europe	**17.0**	11.0	55%	54%
In-house services North America	**0.2**	-	-	-
Yacht	**12.1**	0.1	12,000%	12,007%
Corporate / eliminations	**-29.7**	-20.2		
Total operating profit	**223.3**	118.2	89%	88%

Information by geography
(unaudited)

In millions €	Three months ended December 31			
	2004	2003	Change 2004/2003	Organic change
Revenue				
Netherlands	582.7	529.2	10%	10%
Germany	165.6	148.6	11%	11%
Belgium/Luxembourg	184.3	150.1	23%	23%
France	104.2	93.7	11%	9%
Spain	96.9	87.1	11%	11%
United Kingdom	52.4	41.3	27%	26%
Italy	45.0	33.9	33%	33%
Other European countries	35.3	17.9	97%	28%
North America	280.3	253.6	11%	20%
Total revenue	1,546.7	1,355.4	14%	15%
Gross profit (% of revenue)				
Netherlands	25.0%	25.3%		
Germany	28.9%	21.2%		
Belgium/Luxembourg	19.2%	18.9%		
France	14.4%	13.7%		
Spain	15.3%	15.5%		
United Kingdom	17.7%	18.9%		
Italy	18.0%	19.2%		
Other European countries	18.7%	20.1%		
North America	18.3%	18.8%		
Total gross profit	21.6%	21.1%		

	Twelve months ended December 31			
	2004	2003	Change 2004/2003	Organic change
Revenue				
Netherlands	2,163.8	2,075.2	4%	3%
Germany	616.1	548.1	12%	12%
Belgium/Luxembourg	675.8	574.2	18%	18%
France	402.6	365.8	10%	8%
Spain	385.2	322.3	20%	20%
United Kingdom	179.9	151.9	18%	16%
Italy	154.6	115.8	34%	34%
Other European countries	93.1	67.2	39%	21%
North America	1,093.1	1,036.9	5%	16%
Total revenue	5,764.2	5,257.4	10%	11%
Gross profit (% of revenue)				
Netherlands	24.9%	25.0%		
Germany	26.7%	20.6%		
Belgium / Luxembourg	17.9%	17.1%		
France	13.7%	13.9%		
Spain	15.2%	15.7%		
United Kingdom	18.7%	19.4%		
Italy	18.2%	18.7%		
Other European countries	19.2%	21.4%		
North America	18.1%	18.6%		
Total gross profit	21.1%	20.7%		

Consolidated balance sheet
(unaudited)

In millions €	**December 31, 2004**	December 31, 2003
Intangible fixed assets	**42.0**	12.9
Tangible fixed assets	**110.7**	113.3
Financial fixed assets	**343.3**	372.1
Fixed assets	**496.0**	498.3
Current receivables	**1,073.7**	990.9
Cash and cash equivalents	**369.8**	185.6
Currents assets	**1,443.5**	1,176.5
Current liabilities	**860.5**	732.0
Working capital	**583.0**	444.5
Capital employed	**1,079.0**	942.8
Long-term debt	**130.4**	123.6
Provisions	**441.1**	465.4
Shareholders' equity	**507.5**	353.8
	1,079.0	942.8

Operating working capital	**312.2**	347.8
Interest-bearing debt	**220.8**	203.9
Net cash / (debt)	**149.0**	-18.3
Balance sheet total	**1,939.5**	1,674.8

Consolidated cash flow statement
(unaudited)

In millions €	Three months ended December 31 2004	Three months ended December 31 2003	Twelve months ended December 31 2004	Twelve months ended December 31 2003
Operating profit	**72.8**	55.1	**223.3**	118.2
Depreciation tangible fixed assets	**9.9**	14.5	**41.0**	53.4
Amortization goodwill	**2.2**	0.9	**5.1**	2.6
Provisions	**3.6**	3.2	**-11.7**	8.8
Income taxes received / (paid)	**-3.4**	-1.0	**69.6**	-3.5
Cash flow from operations before operating working capital	**85.1**	72.7	**327.3**	179.5
Current receivables	**50.3**	62.0	**-177.8**	15.3
Current non-interest bearing liabilities	**-10.7**	-28.9	**117.8**	28.8
Operating working capital	**39.6**	33.1	**-60.0**	44.1
Cash flow from operations	**124.7**	105.8	**267.3**	223.6
Investments in tangible fixed assets	**-15.9**	-14.2	**-43.4**	-34.7
Disposal of real estate 2002	-	-	-	34.5
Disposal of tangible fixed assets	**0.3**	4.5	**4.9**	5.9
Acquisition of group companies	**-26.7**	-8.5	**-34.0**	-10.3
Repayment from participation	**0.4**	2.2	**0.4**	2.2
Cash flow from investments	**-41.9**	-16.0	**-72.1**	-2.4
Free cash flow	**82.8**	89.8	**195.2**	221.2
Long-term debt	**7.0**	-76.5	**6.7**	-80.5
Financial fixed assets	**4.2**	-1.0	**3.7**	-1.8
Short-term interest-bearing debt	**1.0**	7.7	**14.4**	-124.1
Financing	**12.2**	-69.8	**24.8**	-206.4
Financial income and expenses	**-0.7**	-1.5	**-3.2**	-8.5
Re-issue of repurchased ordinary shares	-	-	**0.8**	-
Dividend paid on ordinary shares	-	-	**-28.8**	-19.6
Dividend paid on preferred shares B	-	-	**-8.6**	-8.6
Reimbursement to financiers	**-0.7**	-1.5	**-39.8**	-36.7
Cash flow from financing	**11.5**	-71.3	**-15.0**	-243.1
Translation differences	**-0.7**	-0.9	**-0.4**	-1.4
Net cash flow	**93.6**	17.6	**179.8**	-23.3
Changes in cash through acquisitions of group companies	**2.5**	0.1	**4.4**	0.1
Changes in cash and cash equivalents	**96.1**	17.7	**184.2**	-23.2

Changes in shareholders' equity
(unaudited)

In millions €	2004	2003
October 1	**433.2**	326.2
Net income for the period	**95.0**	38.3
Translation differences	**-12.1**	-2.1
Dividend on preferred shares B	**-8.6**	-8.6
Re-issue of repurchased ordinary shares	-	-
December 31	**507.5**	353.8

In millions €	2004	2003
January 1	**353.8**	334.5
Net income for the period	**199.6**	77.1
Translation differences	**-9.3**	-29.6
Dividend paid on ordinary shares	**-28.8**	-19.6
Dividend on preferred shares B	**-8.6**	-8.6
Re-issue of repurchased ordinary shares	**0.8**	-
December 31	**507.5**	353.8

Randstad Holding nv

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe and North America. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht , Capac Inhouse Services, Tempo-Team, Profcore and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RSTD NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com.

Print | Email

Jim Reese, CEO Randstad North America, leaves Randstad

The Supervisory Board of Randstad Holding nv announces that Mr. Jim Reese (51), member of the Executive Board of Randstad Holding and CEO of Randstad North America, will step down as appointed director per June 1, 2005. He will also step down from all his official positions and functions within the Randstad Holding and its subsidiaries.

The reasons for this resignation relate to personal circumstances. Jim Reese joined Randstad in 1998 and took up his present role in June 2001. The Supervisory Board thanks him for his contribution to the company, leading Randstad North America out of a loss making situation to its present performance.

Randstad expects to be able to communicate about the succession in the near future.

Randstad Holding nv
Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe and North America. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany, Poland and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht , Capac Inhouse Services, Tempo-Team, Profcore and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RSTD NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com.